EXHIBIT 99.02

                                                  PROSPECTUS OF TRAVELERS/AETNA
                                                  PROPERTY CASUALTY CORP.
                                                  April 22, 1996
                                                  Pages 90-91

     A number of cases have been filed against several insurance companies and industry organizations relating to service fee charges and premium calculations on certain workers' compensation insurance. Certain subsidiaries of the Company are defendants in South Carolina ex rel. Medlock v. National Council on Compensation Insurance ("NCCI"), an action filed by the Attorney General of South Carolina in August 1994 in the Court of Common Pleas, County of Greenville, South Carolina; Four Way Plant Farm v. NCCI, a purported class action filed in September 1994 in the Circuit Court for Bullock County, Alabama, and NC Steel, Inc. v. NCCI, a purported class action filed in November 1993 in the Superior Court Division of the General Court of Justice, Wake County, North Carolina. In these cases, the plaintiffs generally allege that the administration of each state's workers' compensation assigned risk pool conspired with servicing carriers for the pool to collect excessive fees in violation of state antitrust and/or unfair trade practice laws. The plaintiffs seek unspecified compensatory, treble and/or punitive damages and injunctive relief. The Company believes it has meritorious defenses and intends to contest the allegations. In NC Steel, Inc. v. NCCI, the defendants' motion to dismiss was granted in February 1995, and the plaintiffs have appealed to the North Carolina Court of Appeals. In April 1994, certain subsidiaries of [the Company] were named as additional defendants in a purported class action pending in the 116th District of Dallas County, Texas, entitled Weatherford Roofing Company v. Employers National Insurance Company. The plaintiffs in this case allege that the workers' compensation carriers in Texas have conspired to collect excessive or improper premiums in violation of state insurance laws, antitrust laws and/or state unfair trade practices laws. The plaintiffs seek compensatory, treble and/or punitive damages as well as declaratory and injunctive relief. In a statutory demand letter, plaintiffs' counsel allege classwide compensatory damages, including interest through October 1994, of approximately $572 million. Since that time, court-approved settlements with certain other insurers have been based on single damage, or alleged overcharge, calculations which, if applied to Company-issued policies of class members, would yield single damages of $50 million or less. The Company believes it has meritorious defenses and intends to contest the allegations unless an attractive settlement opportunity arises.

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                                                          COMPANY'S FORM 10-Q
                                                          June 30, 1995
                                                          Page 35

     For information concerning actions filed against several insurance companies and industry organizations relating to service fee charges and premium calculations on certain workers' compensation insurance, see the description that appears in the paragraph beginning on page 90 and continuing on page 91 of the Prospectus dated April 22, 1996 of Travelers/Aetna Property Casualty Corp., a majority-owned subsidiary of the Company, which description is incorporated by reference herein. A copy of the pertinent paragraph of such filing is included as an exhibit to this Form 10-Q. Two of such actions, Four Way Plant Farm v. NCCI and Weatherford Roofing Company v. Employees National Insurance Company, have been settled, subject to approval of the court. In NC Steel, Inc. v. NCCI, the North Carolina Court of Appeals affirmed the trial court's dismissal in part, reversed in part and remanded for further proceedings.